Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended May 31, 2016
The interim financial information of Itaú CorpBanca as of and for the month ended May 31, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,735,006
Total Assets	30,950,539

Current accounts and demand deposits	4,892,119
Time deposits and savings accounts	12,017,319
Borrowings from financial institutions	2,352,718
Debt issued	5,123,644

Total Equity	3,464,642
Equity attributable to shareholders	3,177,584
Minority interest	287,058

CONDENSED CONSOLIDATED INCOME STATEMENT

Net operating profit before loan losses	273,043
Provisions for loan losses	(62,466)
Operating expenses	(162,618)
Operating income	47,959

Income from investments in other companies	251
Income before taxes	48,210
Income taxes	(19,744)
Net income	28,466

Net income attributable to shareholders	27,706
Minority interest	760

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer